January 25, 2013

Via Secure E-mail

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.
Amendment No. 1 to Registration Statement on Form S-1
Submitted January 11, 2013
File No.: 333-185754

Ladies and Gentlemen:

Set forth below are the responses of New Source Energy Partners L.P. (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2013, with respect Amendment No. 1 to the registration statement on Form S-1 (File No.: 333-185754), filed with the Commission on January 11, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment or Amendment No. 2 unless otherwise specified. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Pro Forma Data (unaudited), page F-11

1. We note your response to comment 7 in our letter dated January 7, 2013. It does not appear that your intention to enter into additional commodity derivative contracts or the expected change in your tax status merit the presentation of pro forma financial information. Please tell us how you considered the guidance per Rule 11-01(a) of Regulation S-X with regard to these pro forma adjustments.

Securities and Exchange Commission

January 25, 2013

RESPONSE:

The Company acknowledges the staff’s comment. We continue to believe that adjustments for the derivative contracts and elimination of federal income taxes are required by Rule 11-01 of Regulation S-X:

As to derivative contracts, as reflected in Amendment No. 2, we have entered into all of the derivative contracts which will be contributed to the Partnership. At the time of the filing of Amendment No. 1, such contracts had not yet been entered into. As reflected in the pro forma adjustments, the contribution of the derivative contracts will have no pro forma income statement impact. However, based on the fair value of these derivative contracts as of January 25, 2013, we estimate that when the Partnership receives these assets it will record an asset in the amount of approximately $1.4 million. New Source Energy Corporation (“New Source Energy”) is both contributing and removing assets as a part of the formation and initial public offering transactions, which will result in an overall net distribution to New Source Energy. The transfer of the derivative contracts is but one single element of the overall distribution that will occur as part of these transactions. Rule 11-01(a)(8) of Regulation S-X and Section 3420 of the Staff’s Financial Reporting Manual require pro forma presentation of the withdrawal of equity that will occur. We believe the value of the derivative contracts should be reflected in the pro forma balance sheet presentation to accurately reflect the net withdrawal of equity that will occur and provide information which the reader of the pro forma balance sheet will find necessary for a complete understanding of the transactions.

Similarly, we believe that the pro forma effects of the change in federal income tax status should be presented to comply with Rule 11-01(a)(8), since the change in federal income tax status will have a material effect on the financial statements. Financial Reporting Manual §3410.2 suggests that a change in federal income tax status is sufficiently material that the effects of such a change should be presented on the historical financial statements alongside the historical amounts and not be presented only in separate pro forma financial statements. We also believe this adjustment is typical of other master limited partnership initial public offerings.

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Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours, NEW SOURCE ENERGY PARTNERS L.P.

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer